INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MAY 31, 2010 and 2009

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these consolidated interim financial statements they must be accompanied by a notice indicating that these consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	May 31, 2010	February 28, 2010
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$8,565,151	$2,512,610
Accounts receivable	6,161,933	6,260,717
Restricted cash (note 12)	4,946	4,946
Trade receivable from a related party (note 11)	28,363	46,108
Inventories (note 4)	8,473,016	2,976,058
Prepayments	33,944	75,275
	23,267,353	11,875,714
Non-current assets
Property, plant and equipment (note 5)	56,397,897	58,790,736
Mineral property interests (note 6)	30,229,885	30,850,998
Investment in equity accounted associate (note 9)	98,017	–
Other assets and deposits	679,648	827,871
Reclamation deposits (note 8)	2,898,067	2,898,067
	90,303,514	93,367,672

	$113,570,867	$105,243,386

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 12)	$2,012,930	$698,015
Accounts payable and accrued liabilities	6,608,191	6,458,751
Due to related parties (note 11)	175,815	641,323
Taxes payable	628,426	583,194
Current portion of capital lease obligations (note 7)	1,912,617	3,196,189
	11,337,979	11,577,472

Non-current liabilities
Capital lease obligations (note 7)	34,401	140,332
Due to related parties (note 11)	414,566	414,566
Future income taxes	11,871,000	11,545,000
Reclamation obligation (note 8)	4,002,878	3,722,984
	16,322,845	15,822,882

Non-controlling interest	517,663	648,941

Shareholders' equity
Share capital (note 10)	135,989,508	127,999,040
Contributed surplus	6,416,032	6,195,051
Accumulated other comprehensive loss	(7,963,814)	(7,979,683)
Deficit	(49,049,346)	(49,020,317)
	85,392,380	77,194,091
Continuance of operations and going concern (note 1)
Contingencies (notes 13)
Subsequent events (note 14)

	$113,570,867	$105,243,386

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dr. Mark Bristow

Dr. John Bristow	Dr. Mark Bristow
Director, Chief Executive Officer	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited-Expressed in Canadian Dollars)

	Three months ended May 31,
	2010	2009

Revenue
Rough diamond sales	$8,456,582	$3,872,799
Other sales	–	56,374
	8,456,582	3,929,173
Cost of sales
Cost of rough diamonds sales	(2,794,566)	(4,850,581)
Amortization and depletion	(3,148,350)	(1,819,080)
Operating (loss) profit	2,513,666	(2,740,488)

Expenses
Accretion of reclamation obligation (note 8)	331,098	(14,288)
Exploration	13,648	57,611
Foreign exchange (gain)/loss	(855)	546,059
Interest on capital leases	88,555	342,721
Interest expense	48,958	407,302
Legal, accounting and audit	359,026	333,700
Office and administration	794,262	656,469
Shareholder communications	58,406	119,366
Stock-based compensation - exploration (note 10(b))	20,966	29,833
Stock-based compensation - administration (note 10(b))	200,015	86,276
Travel and conferences	119,019	35,619
Transfer agent	28,890	22,173
	2,061,988	2,622,841
Other items
Write-off of accounts receivable	153,837	–
Loss on disposal of equipment	–	25,781,
Interest income	(13,346)	(142,789)
Share of profit from equity accounted investment (note 9)	(2,327)	–
Write-down of investments held for reclamation	146,670	657,634
	284,834	540,626

Profit/(Loss) before income taxes	166,844	(5,903,955)
Current income tax expense	1,387	–
Future income tax expense/(recovery)	326,000	(1,346,407)
Loss before non-controlling interest	(160,543)	(4,557,548)
Non-controlling interest	131,514	453,617
Loss for the period	(29,029)	(4,103,931)
Other comprehensive income	15,869	5,474,917
Total comprehensive income (loss)	$(13,160)	$1,370,986

Basic and diluted profit loss per common share*	$(0.00)	$(0.02)

Weighted average number of common shares outstanding	477,651,502	238,041,651

The accompanying notes are an integral part of these interim consolidated financial statements.

* Less than one Canadian cent reflects as zero

ROCKWELL DIAMONDS INC.
Consolidated Interim Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Three months ended May 31,		Year ended February 28,
		2010		2010
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	370,843,069	$127,999,040	238,041,569	$119,952,532
Share purchase options exercised at $0.62 per share	–	–	1,500	929
Fair value of stock options allocated to shares issued on exercise	–	–	–	808
Private placement, net of issue cost at $0.065 per share (note 10(c))	–	–	132,800,000	8,044,771
Rights offering at subscription price of $0.05 per share (note 10(d))	92,710,767	4,583,644	–	–
Private placement, net of issue cost at $0.065 per share (note 10(e))	54,631,402	3,406,824	–	–
Balance at end of the period	518,185,238	$135,989,508	370,843,069	$127,999,040

Warrants
Balance at beginning of the period		$–		$1,693,197
Expired broker warrants		–		(1,693,197)
Balance at end of the period		$–		$–

Contributed surplus
Balance at beginning of the period		$6,195,051		$4,167,304
Stock-based compensation (note 10(b))		220,981		335,358
Expired broker warrants		–		1,693,197
Fair value of stock options allocated to shares issued on exercise		–		(808)
Balance at end of the period		$6,416,032		$6,195,051

Accumulated other comprehensive loss
Balance at beginning of the period		$(7,979,683)		$(13,409,383)
Comprehensive income on currency translation of self-sustaining operations		15,869		5,429,700
Balance at end of the period		$(7,963,814)		$(7,979,683)

Deficit
Balance at beginning of the period		$(49,020,317)		$(41,982,624)
Loss for the period		(29,029)		(7,037,693)
Balance at end of the period		$(49,049,346)		$(49,020,317)

TOTAL SHAREHOLDERS' EQUITY		$85,392,380		$77,194,091

The accompanying notes are an integral part of these interim consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Interim Statements of Accumulated Comprehensive Loss and Deficit
(Unaudited-Expressed in Canadian Dollars)

	Three months	Three months
	ended May 31	ended May 31
	2010	2009

Accumulated other comprehensive loss
Balance at beginning of the period	$(7,979,683)	$(13,409,383)
Comprehensive income on currency translation of self-sustaining operations	15,869	5,474,917
Balance at end of the period	$(7,963,814)	$(7,934,466)

Deficit
Balance at beginning of the period	$(49,020,317)	$(41,982,624)
Profit/(Loss) for the period	(29,029)	(4,103,931)
Balance at end of the period	$(49,049,346)	$(46,086,555)

The accompanying notes are an integral part of these interim consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended May 31
Cash used in:	2010	2009

Operating activities
Loss for the period	$(29,029)	$(4,103,931)
Items not affecting cash
Accretion of reclamation obligation	331,098	(14,288)
Amortization and depletion	2,770,563	692,920
Amortization of capital lease equipment	377,787	1,126,160
Write-down of mineral property interests	–	657,634
Write-down of investment held for reclamation	146,670	–
Write-down of amounts receivable	153,837	–
Stock-based compensation (note 10)	220,981	116,109
Loss on disposal of equipment	–	25,781
Future income tax charge/(recovery)	326,000	(1,346,407)
Unrealized foreign exchange gain	–	(316,719)
Non-controlling interest	(131,514)	(453,617)
Share of profit from equity accounted investment	(2,327)	–
Changes in non-cash working capital items
Accounts receivable	98,784	(217,169)
Amounts due to and from related parties	(447,763)	1,937,503
Movement in reclamation obligation	(50,703)	–
Inventory	(5,496,958)	85,864
Prepayments	41,331	30,521
Accounts payable and accrued liabilities	149,440	321,109
Income taxes	45,232	342,346
Cash used in operating activities	(1,496,571)	(1,116,184)

Investing activities
Investment in Associate	(95,690)	–
Restricted cash	–	2,698,719
Purchase of equipment and mineral properties	(129,950)	(2,399,726)
Proceeds received on disposal of equipment	–	333,462
Other assets and deposits	(141,128)	(22,859)
Reclamation deposits	–	(303,021)
Cash provided by (used in) investing activities	(366,768)	306,575

Financing activities
Principal repayments under capital lease obligations	(1,389,503)	(1,175,218)
Common shares issued for cash, net of issue costs	7,990,468	930
Drawdown of credit facility	1,314,915	187,031
Cash provided by/(used in) financing activities	$7,915,880	$(987,257)

Increase/(Decrease) in cash and cash equivalents during the period	6,052,541	(1,796,866)

Cash and cash equivalents, beginning of period	$2,512,610	$3,997,807

Cash and cash equivalents, end of period	$8,565,151	$2,200,941

Interest paid on facilities during the period	$48,958	$407,302
Interest paid on capital leases	88,555	342,721
Interest received	13,346	142,789
Income taxes paid during the period	–	–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares as consideration for property finders fees	$–	86,276
Equipment acquired under capital lease	$–	1,346,407

The accompanying notes are an integral part of these interim consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the three months ended May 31, 2010 the Company made a loss of $29,029 that has increased Rockwell’s accumulated losses to $49 million.

In fiscal 2009, diamond sales prices increased from US$585 per carat during March 2009 to $1,154 per carat during February 2010. The average sales price for fiscal 2010 was US$1,010 per carat. The average diamond sales price achieved for the first quarter of fiscal 2011 is US$1,611 per carat.

At May 31, 2010, the Company’s current assets exceeded its current liabilities by $11.9 million and the Company’s total assets exceeded its total liabilities by $85.9 million. Based on Rockwell’s current forecasted cash flows for fiscal years 2011 and 2012 the Company is confident that it will continue as a going concern. The forecasts assume the Company achieves its projected operating parameters, prices remain at roughly current levels, which are approximately 15 – 20% below pre- economic crisis levels, and the South African Rand remains at current levels relative to the United States and Canadian dollar.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund the continuing losses until then. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) Section 3050 – Long Term investments – Companies subject to significant influence

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss. The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During fiscal 2010, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non- Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

4.	INVENTORIES

	As at	As at
	May 31, 2010	February 28, 2010
Rough diamond inventories	$4,214,127	$1,283,604
Mine supplies	4,258,889	1,692,454
Total inventories	$8,473,016	$2,976,058

As at May 31, 2010, rough diamond inventories were valued at cost and mine supplies at cost less accumulative impairment charges.

The cost of inventories is based on the weighted average cost basis and includes all direct mining cost in bringing diamond inventory to it’s existing location and condition.

As at February 28, 2010, rough diamond inventories were valued at net realizable value and mine supplies at cost less accumulative impairment charges. Obsolete mine supplies were written down by $588,927 to $1,692,454 for the 2010 fiscal year.

The net realizable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and color. As at February 28, 2010, rough diamond inventories were written down by $360,429 from cost to net realizable value.

No further impairments were recorded against mine supplies for the quarter ending May 31, 2010.

5.	PROPERTY, PLANT AND EQUIPMENT

	As at May 31, 2010

		Accumulated
		Amortization and
	Cost	Impairments	Carrying value
Land and buildings	$7,250,993	$686,273	$6,564,720
Processing plant and equipment	67,163,474	27,543,714	39,619,760
Processing plant and equipment under capital lease obligation	12,634,906	3,654,827	8,980,079
Office equipment	949,381	522,904	426,477
Vehicles and light equipment	1,763,589	956,728	806,861
	$89,762,343	$33,364,446	$56,397,897

	As at February 28, 2010

		Accumulated
	Cost	Amortization and
		Impairments	Carrying value
Land and buildings	$7,226,428	$598,462	$6,627,966
Processing plant and equipment	66,230,352	25,074,689	41,155,663
Processing plant and equipment under capital lease obligation	13,553,529	3,782,247	9,771,282
Office equipment	946,759	492,287	454,472
Vehicles and light equipment	1,675,705	894,352	781,353
	$89,632,773	$30,842,037	$58,790,736

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Components of property, plant and equipment are amortized over their estimated useful life. The amortization charge for the quarter was $2,526,950 (May 31,2009 – $1,819,080).

The group’s bankers have registered two notarial general covering bonds of ZAR10.0 million each ($1,366,998) over all moveable assets on the property of the farm Holpan, Barkley West, Northern Cape and one over moveable assets.

6.	MINERAL PROPERTY INTERESTS

	As at	As at
	May 31, 2010	February 28, 2010

H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd

Balance, beginning of period	$22,128,231	$22,373,983
Foreign exchange adjustments	204	2,042,252
Depletion of mineral properties during the period	(442,076)	(1,630,370)
Write down of mineral property	–	(657,634)
H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd, end of period	21,686,359	22,128,231

Saxendrift Mine (Pty) Ltd

Balance, beginning of period	$8,722,767	$6,520,494
Acquisition costs	–	1,703,195
Foreign exchange adjustments	83	733,083
Future income tax liability	–	662,354
Depletion of mineral properties during the period	(179,324)	(896,359)
Saxendrift Mine (Pty) Ltd, end of period	8,543,526	8,722,767

Balance, end of period	$30,229,885	$30,850,998

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three or four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	May 31, 2010	February 28, 2010
Wesbank	$37,819	$48,792
Komatfin	1,909,199	3,287,729
	$1,947,018	$3,336,521

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments with the final payment being on June 30, 2011. Interest is charged at rates of between 8.00% to 12.00% per annum linked to the prevailing prime rate of the relative financial institution mentioned above. There are no significant restrictions imposed on the lessee as a result of the lease agreements.

Future minimum lease payments are as follows:

	As at	As at
	May 31, 2010	February 28, 2010

2010	$1,960,468	$3,301,394
2011	34,417	141,544
Total minimum lease payments	1,994,885	3,442,938
Less: interest portion	(47,867)	(106,417)
Present value of capital lease obligations	1,947,018	3,336,521
Current portion	1,912,617	3,196,189
Non-current portion	$34,401	$140,332

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	May 31, 2010	February 28, 2010

Holpan, Wouterspan and Klipdam Mines

Balance, beginning of period	$2,918,102	$2,690,335
Changes during the period:
Reclamation (expenditure incurred)/obligation recognized	(50,703)	(473,278)
Foreign exchange on reclamation	(237)	219,113
Accretion expense	183,871	481,932
Balance, end of period	$3,051,033	$2,918,102

Saxendrift Mine

Balance, beginning of period	$804,882	$1,112,320
Changes during the period
Reclamation (expenditure incurred)/obligation recognized	–	(403,063)
Foreign exchange on reclamation	(264)	95,625
Accretion expense	147,227	–
Balance, end of period	$951,845	$804,882

Total reclamation obligation, end of period	$4,002,878	$3,722,984

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labour usage.

The physical disturbance in the cubic meters multiplied by the costing rate represent the rehabilitation liability at any one stage.

As required by regulatory authorities, at May 31, 2010, the Company had cash reclamation deposits totaling $2,898,067 (February 28, 2010 – $2,898,067) comprised of $1,238,104 (February 28, 2010 – $1,654,589) for the Holpan, Wouterspan and Klipdam mine and $1,659,963 (February 28, 2010 – $1,005,053) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11.0% per annum. These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the group. Refer to note 12.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	INVESTMENT IN EQUITY ACCOUNTED ASSOCIATE

	As at	As at
	May 31, 2010	February 28, 2010

Investment in associate at cost	$95,690	$–
Share of profit for the period	2,327	–
Balance at the end of the period	$98,017	$–

On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited (“Flawless”) incorporated in the Republic of South Africa. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

As the company has significant influence over Flawless operations it accounts for the investment using the equity method and includes a pro-rata share of the Flawless income for the period.

Summarised financial information of associate

Financial Position as at February 28, 2010
Total Assets	5,159,027
Total Liabilities	4,672,164
Net Assets	486,863

Financial Performance for the year ended February 28, 2010
Total Revenue	36,813.912
Total profit for the period	168,712
Capital commitments and contingent liabilities of associate	Nil

10.	SHARE CAPITAL

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

(b) Stock–based compensation

The continuity of stock–based compensation for the period ended May 31, 2010 is as follows:

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

	Exercise	Feb 28,	Granted/		Expired/	May 31,
Expiry date	price	2010	Issued	Exercised	cancelled	2010
September 24, 2012	$0.62	5,896,500	–	–	–	5,896,500
November 14, 2012	$0.63	1,101,500	–	–	(15,000)	1,086,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
December 7, 2014	$0.06	14,270,890	–	–	(95,600)	14,175,290
January 18, 2015	$0.07	600,000	–	–	–	600,000
		22,818,890	–	–	(110,600)	22,708,290

Weighted average exercise price		$0.25	$–	$–	$0.14	$0.25
Weighted average fair value of stock options granted during the period						–

As at May 31, 2010, 12,563,296 of the stock options outstanding with a weighted average exercise price of $0.39 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options vested have been reflected in the statement of operations as follows:

	Three months	Three months
	ended May 31,	ended May 31,
	2010	2009
Exploration and engineering	$20,966	$29,833
Operations and administration	200,015	86,276
Total stock-based compensation cost expensed to operations, with the offset credited to contributed surplus	$220,981	$116,109

(c)      Private Placements between December 2009 to February 2010

During February 2010, the Company completed private placements of 132,800,000 common shares at $0.065 per share for a total of $8,632,000. The company paid a cash fee of $587,229 finder’s fees relating to the private placements.

Proceeds from the financing were used to repay short term debt, finance lease obligations and fund diamond operations.

(d)      Rights Offering

On March 19, 2010 the Company completed a rights offering whereby each registered holder of the Company's common shares on the record date received one right for each common share held. The rights offering was 100% subscribed and applications for additional shares were received but could not be fulfilled because they exceeded the maximum. Pursuant to the rights offering, Rockwell issued 92.7 million common shares at a subscription price of $0.05 per common share yielding gross proceeds of approximately $4.6 million (ZAR33.2 million).

The Company plans to use the funds to modernize and re-commission the Wouterspan operation which was placed on care and maintenance in January 2009, and identify value add merger and acquisition targets such as the recently announced Etruscan acquisition.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(e) Private placement March 2010

In March 2010, the company completed a private placement of 54.6 million common shares at a price of $0.065 per share for total proceeds of $3.4 million. The company paid a cash fee of $0.1 million finder’s fees relating to the private placement.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at May 31, 2010	As at February 28, 2010
Banzi Trade 26 (Pty) Ltd (e)	5,582	603
Hunter Dickinson Services Inc. (a)	159,547	627,435
Seven Bridges Trading (c)	10,686	13,285
Current balances payable	$175,815	$641,323

Liberty Lane (g)	414,566	414,566
Long–term balances payable	$414,566	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (e)	28,363	46,108
	$28,363	$46,108

	Three months	Three months
Transactions	ended May 31,	ended May 31,
	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$140,333	$173,616
CEC Engineering (b)	7,600	–
Seven Bridges Trading (c)	19,823	15,739
Banzi Trade 26 (Pty) Ltd (e)	25,151	912
Jakes Tyres (f)	–	5,030
Flawless Diamonds Trading House (d)	$37,736	$38,728

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	249	577

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

All related party transactions are arms length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow are shareholders of Flawless. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover. On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa.

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

(f)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(g)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

12.	BANK INDEBTEDNESS AND RESTRICTED CASH

Consistent with the prior financial year, the Company has an overdraft facility in the amount of ZAR28.0 million ($3.8 million) available for its operations (current balance $2,012,930). This facility has an interest cost of prime (currently 10% per annum) plus 0.6%. The security for the ZAR28.0 million consists of 2 notorial bonds of ZAR10.0 million each over loose assets and property of the farm Holpan.

HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd, Saxendrift Mine (Pty) Ltd hold guarantees by the bank towards Eskom (Electricity Provider) of ZAR1,419,660 ($194,059) and the Department of Minerals and Energy (DME) of ZAR21,200,228 ($2,898,067) towards rehabilitation expenses.

Restricted cash of $4,946 (February 28, 2010 - $4,946) relates to monies held in trust by the group’s lawyers.

13.	CONTINGENCIES

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter- claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter- claim to at least $164.9 million) as an initial estimate of possible lost earnings.

ROCKWELL DIAMONDS INC.
Notes to the Interim Consolidated Financial Statements
For the three months ended May 31, 2010 and 2009.
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. Rockwell would defend its ownership of that equipment and would if necessary also rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

14.	SUBSEQUENT EVENTS

Etruscan Diamonds Limited

The Company has signed a term sheet with Etruscan diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Company is awaiting transfer of the Mineral Right, which is a suspensive condition, to proceed with the transaction.